AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

                                     December 3, 2010
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:	Aquamer Medical Corp.
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2009
Filed November 24, 2010
File No. 000-52327

Dear Mr. Vaughn:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission  (the “Commission”) responses to comments issued by the staff of the Commission (the “Staff”) contained in your letter dated December 2, 2010 (the “Comment Letter”).

The text of your comments is set forth in boldface below, followed by the response of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.  We note your revisions in response to prior comment 1.  With a view to disclosure, please tell us when the Forms you state were not timely filed were actually filed and what you mean by “other beneficial ownership forms.”  Also, please tell us the number of transactions that were not reported on a timely basis and explain why you have not provided such disclosure.

Response:   The amendment filed herewith includes a complete revision of the section entitled “Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended.” We believe that the revised language responds to each of the issues raised by your comment.

Aquamer Medical Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin L. Vaughn
December 3, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer

cc: Eric M. Hellige, Esq.